                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of September 2005

                           PETROCHINA COMPANY LIMITED

                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F  X   Form 40-F
               ---            ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes      No  X
         ---     ---

     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-        )
                                                  -------

     PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K the Registrant's announcement with respect to the exercise of the managers' option.

The Stock Exchange of Hong Kong Limited (the "STOCK EXCHANGE") takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or reliance upon the whole or any part of the contents of this announcement.

The securities have not been registered under the United States Securities Act of 1933, as amended (the "U.S. SECURITIES ACT"), and may not be offered or sold in the United States or to U.S. persons unless the securities are registered under the U.S. Securities Act, or an exemption from the registration requirements of the U.S. Securities Act is available. This announcement does not constitute an offer of any securities for sale.

Terms defined in the Company's announcement dated 31 August 2005 (the "ANNOUNCEMENT") shall have the same meanings when used in this announcement.


                                (PETROCHINA LOGO)

                           PETROCHINA COMPANY LIMITED*
                       (A joint stock company incorporated
           in the People's Republic of China with limited liability)

                               (STOCK CODE: 0857)

                          EXERCISE OF MANAGERS' OPTION

The Company announces that, in connection with the Placing, the Managers' Option referred to in the Announcement was exercised in full on 8 September 2005 by Goldman Sachs (Asia) L.L.C. on behalf of the Underwriters in respect of the Option Shares. Pursuant to the exercise in full of the Managers' Option, the Company will issue an additional 319,680,000 H Shares and NSSF will sell an additional 31,968,000 H Shares. The Option Shares, which are in aggregate 351,648,000 H Shares, represent approximately 11.11% of the Initial Placing Shares.

The purchase price of HK$6.00 per Option Share is the same as the Purchase Price for the Initial Placing Shares.

Taking into account the exercise in full of the Managers' Option, the net proceeds of the Placing of new H Shares by the Company is estimated to amount to approximately HK$18,891 million, after deducting the commission and expenses of the Placing. The entire net proceeds from the sale of the NSSF Shares will be remitted to NSSF.

The Company announces that, in connection with the Placing, the Managers' Option was exercised in full on 8 September 2005 by Goldman Sachs (Asia) L.L.C. on behalf of the Underwriters and after consultation with the other Underwriters, in respect of the Option Shares. Pursuant to the exercise in full of the Managers' Option, the Company will issue an additional 319,680,000 H Shares and NSSF will sell an additional 31,968,000 H Shares. The Option Shares, which are in aggregate 351,648,000 H Shares, represent approximately 11.11% of the Initial Placing Shares.

The purchase price of HK$6.00 per Option Share is the same as the Purchase Price for the Initial Placing Shares.

Following completion of the exercise in full of the Managers' Option and the Placing, the Placing Shares will represent approximately 20.00% of the issued H share capital of the Company immediately prior to the Placing, and approximately 16.67% of the issued H share capital of the Company as enlarged by the issue of the Placing Shares. Immediately after completion of the exercise in full of the Managers' Option and the Placing, approximately 11.79% of the issued share capital of the Company as enlarged by the issue of the Placing Shares will be held by the public.

Taking into account the exercise in full of the Managers' Option, the net proceeds of the Placing of new H Shares by the Company is estimated to amount to approximately HK$18,891 million, after deducting the commission and expenses of the Placing. The entire net proceeds from the sale of the NSSF Shares will be remitted to NSSF. The net proceeds received by the Company from the issue of new H Shares pursuant to the exercise in full of the Managers' Option will be used for the purposes set out under the heading "Use of Proceeds" in the Announcement.

The Option Shares will be used for the purposes of, among other things, covering over-allocations in connection with the Placing.

Application has been made to the Listing Committee of the Stock Exchange for listing of and permission to deal in the Option Shares. Listing of and dealings in the Option Shares are expected to commence on the Stock Exchange at the same time as the Initial Placing Shares, which is expected to take place on or after 15 September 2005 or such other time or date as the Company and the Underwriters may agree.

The following table sets out the shareholding structure of the Company on the date of the Underwriting Agreement, after the issue of the Initial Placing Shares, and after the issue of the Initial Placing Shares and the Option Shares:

                                                                                                      AFTER THE ISSUE OF THE INITIAL
                                   AS AT THE DATE OF THE              AFTER THE ISSUE OF THE                 PLACING SHARES
                                  UNDERWRITING AGREEMENT              INITIAL PLACING SHARES               AND THE OPTION SHARES

HOLDER OF                                         PERCENTAGE                          PERCENTAGE                          PERCENTAGE
DOMESTIC                                           OF ISSUED                           OF ISSUED                           OF ISSUED
SHARES                                                 SHARE                               SHARE                               SHARE
OR H SHARES                     NO. OF SHARES        CAPITAL        NO. OF SHARES        CAPITAL        NO. OF SHARES        CAPITAL
                                                         (%)                                 (%)                                 (%)

CNPC                          158,241,758,000(1)       90.00      157,954,045,818          88.39      157,922,077,818          88.21
Public                         17,582,418,000          10.00       20,747,252,000(2)       11.61       21,098,900,000(3)       11.79
                              ---------------         ------      ---------------         ------      ---------------         ------
                              175,824,176,000         100.00      178,701,297,818         100.00      179,020,977,818         100.00
                              ===============         ======      ===============         ======      ===============         ======

(1) The NSSF Shares and the Option Shares in respect of NSSF were allocated from CNPC as approved by SASAC.

(2)  Includes the NSSF Shares.

(3)  Includes the NSSF Shares and the Option Shares in respect of NSSF.


By Order of the Board of Directors
PETROCHINA COMPANY LIMITED
LI HUAIQI
SECRETARY TO THE BOARD

Beijing, PRC, 8 September 2005

As at the date of this announcement, the Chairman is Mr Chen Geng; the vice Chairmen are Messrs Jiang Jiemin and Ren Chuanjun; the Executive Directors are Messrs Su Shulin, Duan Wende and Wang Fucheng; the Non-executive Directors are Messrs Zheng Hu, Zhou Jiping, Gong Huazhang and Zou Haifeng; the Independent Non-executive Directors are Messrs Chee-Chen Tung, Liu Hongru and Franco BernabE; and the Secretary to the Board of Directors is Mr Li Huaiqi.

*    For identification purpose only.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                                     PetroChina Company Limited



Dated: September 9, 2005                             By:  /s/ Li Huaiqi
                                                        ------------------------
                                                     Name:  Li Huaiqi
                                                     Title: Company Secretary